news release

ArcelorMittal signs a US $6 billion 5 year Revolving Credit Facility

Luxembourg, 22 March 2011 - On 18 March 2011, ArcelorMittal signed a US$ 6 billion 5 year Revolving Credit Facility (the “Facility”). The Facility will replace the € 5 billion Revolving Credit Facility under ArcelorMittal’s existing €17 billion Credit Facility Agreement dated 30 November 2006, and will be used for the general corporate purposes of the ArcelorMittal group.

The Facility attracted a very strong level of interest, allowing ArcelorMittal to increase the amount of the Facility from the launch amount of US$ 5 billion and to scale back the banks’ initial commitment levels.

The Facility was coordinated by Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank and HSBC Bank plc.